KOOR INDUSTRIES LTD.
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                                               Office of Legal Counsel
                                               21 Ha'arba'ah St.
                                               Tel-Aviv 64739
                                               Israel
                                               Tel.: 972-3-6238420
                                               Fax:  972-3-6238425

                                               10 July 2001
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The Securities Authority   The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.     54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464            Tel Aviv 65202                Jerusalem 91007

Fax: 02-6513940            Fax: 03-5105379
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Dear Sirs,



Re:   Immediate Report (NO. 06/2001)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------


Koor Industries Ltd. (hereinafter: "Koor") hereby announces as follows:

Following our Immediate report no. 06/2001, regarding the rating of the debentures (6th series) of Koor that has been rated by "Maalot The Israel Rating Securities Company Ltd." (hereinafter:"Maalot"), we would like to announce that the rating report, its conclusions and the based assumptions have been prepared by Maalot according to facts that are considered public knowledge, and according to criteria that was set by Maalot in which Koor had no say in the matter.

The full Maalot report can be seen - including facts, considerations, based assumptions and conclusions - in the internet website of Maalot:
www.maalot.co.il.  Koor has nothing to add to this report.

                                          Yours Sincerely,


                                          Shlomo Heller, Adv.
                                            Legal Counsel